September 4, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010

Washington, DC 20549

Attention: Erin Purnell

Re:         Prime Impact Acquisition I

Registration Statement on Form S-1

Filed August 12, 2020, as amended

File No. 333-245043

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Prime Impact Acquisition I that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 9, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 2,750 copies of the Preliminary Prospectus dated September 4, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC
as Representative of the Several Underwriters

By:	/s/ Olympia McNerney
	Name:	Olympia McNerney
	Title:	Managing Director

BofA Securities, Inc.
as Representative of the Several Underwriters

By:	/s/ Philip Turbin
	Name:	Philip Turbin
	Title:	Managing Director

[Signature Page to Underwriters Acceleration Request Letter]